Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

A special meeting of shareholders of iShares Trust was scheduled on July 14, 2005 and subsequently adjourned until August 11, 2005. All proposals were approved by the shareholders except as noted below. The proposals acted upon by shareholders at the special meeting and the results of the shareholder vote were as follows:

Proposal 1*
To elect the eight nominees specified below as Trustees of the Trust, each of whom will serve until his/her successor is duly elected or appointed and qualified.

Trustee	Votes For	Votes Withheld
Lee T. Kranefuss	647,047,151	12,010,432
John E. Martinez	647,057,342	12,000,240
Richard K. Lyons	647,782,813	11,274,769
George G.C. Parker	644,369,500	14,688,081
W. Allen Reed	647,251,696	11,805,888
Cecilia H. Herbert	647,073,394	11,984,192
Charles A. Hurty	647,183,684	11,873,899
John E. Kerrigan	647,826,001	11,231,583
Messrs. Kranefuss, Martinez, Lyons, Reed and Parker previously served as Trustees of the Trust and were re-elected. Ms. Herbert and Messrs. Hurty and Kerrigan were newly elected.

Proposal 2A
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding issuing senior securities. Shareholders of the iShares FTSE/Xinhua China 25 Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
FTSE/Xinhua China 25	4,298,393	171,069	124,676	3,566,110
MSCI EAFE	51,898,609	369,948	620,688	9,251,676

Proposal 2B
To approve a change to the Trust’s fundamental investment policy to simplify and conform each Fund’s investment restriction regarding the making of loans. Shareholders of the iShares FTSE/Xinhua China 25 Index Fund did not approve this proposal.

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
FTSE/Xinhua China 25	4,276,944	186,269	130,924	3,566,111
MSCI EAFE	44,208,500	8,049,150	631,594	9,251,676

Proposal 3
To approve a change in the classification of the investment objectives of the iShares MSCI EAFE Index Fund from fundamental to non-fundamental.

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes **
44,208,500	8,049,150	631,594	9,251,677

Proposal 4

This proposal did not apply to the Funds in this shareholder report.

*  Denotes Trust-wide proposal and voting results.
**  Broker non-votes are proxies received by the Fund from brokers or nominees, who did not receive instructions from the beneficial owner or other persons entitled to vote, and who have no discretionary power to vote on a particular matter.